Exhibit 3.3

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

OF

LIFE FINANCIAL CORPORATION

The undersigned hereby certifies that:

1.                                       He is the duly elected and acting President, Chief Executive Officer and Chief Operating Officer of Life Financial Corporation, a Delaware corporation (the “Corporation”).

2.                                       The Certificate of Incorporation of the corporation was originally filed with the Secretary of State of Delaware on December 6, 1996.

3.                                       Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Certificate of Incorporation amends Paragraph A. to Article FOURTH of the Corporation’s Certificate of Incorporation to read in its entirety as follows:

“A.                             Effective upon amendment of this Article FOURTH, each five (5) outstanding shares of Common Stock is combined and reconstituted into one (1) share of Common Stock.  No fractional shares or scrip shall be issued upon the combination and reconstitution of the Common Stock.  In lieu of any fractional shares resulting from the combination and reconstitution to which such holder would otherwise be entitled, the corporation shall pay such holder the cash value of such fractional shares as determined by the Corporation’s Board of Directors.  The total number of shares of all classes of stock which the Corporation shall have authority to issue is thirty million (30,000,000) consisting of:

1.                                       Five million (5,000,000) shares of Preferred Stock, par value one cent ($.01) per share (the “Preferred Stock”); and

2.                                       Twenty-five million (25,000,000) shares of Common Stock, par value one cent ($.01) per share (the “Common Stock”).”

4.                                       The foregoing Certificate of Amendment has been duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

Executive at Riverside County, California, on June 8, 2001.

/s/ Steven R. Gardner
Steven R. Gardner,
President, CEO and COO
Life Financial Corp.